EXHIBIT 5.1

Tel-Aviv, January 8, 2020
Our file: 220041.000

RADA Electronic Industries Ltd.
7 Giborei Israel Blvd.
Netanya, 4250407
Israel

Re: Underwritten Public Offering.

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (File No. 333‑226845) (including all amendments thereto, the “Registration Statement”) filed by RADA Electronic Industries Ltd., a company organized under the laws of the State of Israel, (the “Registrant” or the "Company") with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act, 1933 (the "Act") and declared effective on August 21, 2018. We are rendering this supplemental opinion in connection with the prospectus supplement (the "Prospectus Supplement") dated January 8, 2020 relating to the offering of 4,190,480 ordinary shares of the Company, par value NIS 0.03 per share (“Ordinary Shares”) and the grant of an over-allotment option for the issuance and sale of up to an additional 628,572 Ordinary Shares by the Company pursuant to an underwriting agreement dated January 8, 2020, between the Company and Canaccord Genuity, LLC, as Representative of several underwriters (the “Underwriting Agreement”) (collectively, the "Shares"), which Shares are covered by the Registration Statement. We understand that the Shares are to be offered and sold in the manner set forth in the Prospectus Supplement.

We have acted as the Company's Israeli counsel in connection with the preparation of the Registration Statement and the Prospectus Supplement. In such capacity we have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purpose of this opinion, including, without limitation, the Registration Statement, the Prospectus Supplement, the Underwriting Agreement, the Company's Memorandum and Articles of Association, as amended as well as certain resolutions of the Board of Directors of the Company. As to any facts material to the opinion expressed herein, which were not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company.

We are members of the Israel Bar and we express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of Israel and have not, for the purpose of giving this opinion, made any investigation of the laws of any other jurisdiction than Israel.  The opinion set forth herein is made as of the date hereof and is subject to, and may be limited by, future changes in the factual matters set forth herein, and we undertake no duty to advise of the same. The opinion expressed herein is based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement this opinion should such law be changed by legislative action, judicial decision or otherwise. In rendering our opinion, we have not considered, and hereby disclaim any opinion as to, the application or impact of any laws, cases, decisions, rules or regulations of any other jurisdiction, court or administrative agency. This opinion is expressly limited to the matters set forth herein, and we render no opinion, whether by implication or otherwise, as to any other matters.

Based upon the foregoing, we are of the opinion that the Shares have been duly authorized and, when issued and delivered by the Company against payment therefore as stated in the Prospectus Supplement and the Underwriting Agreement, shall be validly issued fully paid and non-assessable.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Company’s Current Report on Form 6-K relating to the offering of the Shares (the “Current Report”). We hereby consent to the filing of this opinion as an exhibit to the Current Report and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

/s/S. Friedman & Co.